Filed Pursuant to Rule 424(b)(3)

Registration No. 333-118053

Prospectus Supplement No. 6 dated January 20, 2010

(to Prospectus dated July 31, 2009)

Sensus USA Inc.

$275,000,000

8 5/8% Senior Subordinated Notes due 2013

This Prospectus Supplement No. 6 supplements the Prospectus, dated July 31, 2009, as supplemented, relating to our 8 5/8% Senior Subordinated Notes due 2013 (the “notes”). Goldman, Sachs & Co. is continuing to make a market in the notes pursuant to the Prospectus, as supplemented.

This Prospectus Supplement No. 6 is comprised of our current report on Form 8-K filed with the Securities and Exchange Commission on January 20, 2010.

This Prospectus Supplement No. 6 should be read in conjunction with, and may not be delivered or utilized without, the Prospectus, as supplemented. This Prospectus Supplement No. 6 updates information in the Prospectus, as supplemented, and, accordingly, to the extent inconsistent, the information in this Prospectus Supplement No. 6 supersedes the information contained in the Prospectus, as supplemented.

Before you invest in the notes, you should read the Prospectus, as supplemented, and other documents we have filed with the Securities and Exchange Commission for more complete information about us and an investment in the notes. You may obtain these documents for free by visiting the Securities Exchange Commission’s website at www.sec.gov.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus, as supplemented, or this Prospectus Supplement No. 6 is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks. See “Risk Factors” beginning on page 9 of the Prospectus.

The date of this Prospectus Supplement No. 6 is January 20, 2010.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 15, 2010

Commission file number 333-113658

Sensus (Bermuda 2) Ltd. (Exact name of registrant as specified in its charter)	Sensus USA Inc. (Exact name of registrant as specified in its charter)

Bermuda	98-0413362	Delaware	51-0338883
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8537 Six Forks Road, Suite 400, Raleigh, North Carolina 27615 (Address of principal executive offices) (Zip Code)

(919) 845-4000 (Registrants’ telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 15, 2010, Mr. Louis D’Ambrosio was elected to serve as a director of Sensus USA Inc. (“Sensus USA”) by the Board of Directors of Sensus USA. On January 18, 2010, Mr. D’Ambrosio was appointed to serve as a director of Sensus (Bermuda 2) Ltd. (“Bermuda 2”) by its sole member, Sensus (Bermuda 1) Ltd. (“Bermuda 1”). Sensus USA and Sensus (Bermuda 2) Ltd. are collectively referred to in this Form 8-K as the “Company.”

In connection with his service as a director of the Company, Mr. D’Ambrosio will receive an annual retainer of $50,000, which will be increased to $70,000 if Mr. D’Ambrosio becomes a member of the Audit Committee or the Compensation Committee of the Company’s Board of Directors, and a fee of $5,000 for each meeting of the Company’s Board of Directors that Mr. D’Ambrosio attends.

Mr. D’Ambrosio will also receive a grant of options in the amount of 10,000 shares of Class B common stock of Bermuda 1. The options are service time vested over five years from the date of grant, provided that no vesting occurs prior to the second anniversary of the date of the grant. In addition, the vesting of the options may accelerate upon the occurrence of certain stated liquidity events. The options have an exercise price of $6.00 per share. The grant was made in accordance with and subject to the terms and conditions of the Sensus Metering Systems 2007 Stock Option Plan (the “Option Plan”). The Company expects to enter into an option agreement with Mr. D’Ambrosio substantially in the form of the Company’s Notice of Stock Option Grant and Nonqualified Stock Option Agreement (together, the “Option Agreement”). A copy of the Option Plan was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated October 21, 2009 (filed on October 27, 2009) and is incorporated herein by reference. A copy of the Option Agreement was filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 and is incorporated herein by reference.

There is no arrangement or understanding between Mr. D’Ambrosio and any other person pursuant to which Mr. D’Ambrosio was selected as a director of the Company. There are no relationships or related party transactions involving Mr. D’Ambrosio or any member of his immediate family required to be disclosed pursuant to Item 404(a) of Regulation S-K. The Company’s Board of Directors has not yet made any determination concerning the committees of the Company’s Board of Directors to which Mr. D’Ambrosio may be appointed. A copy of the press release relating to Mr. D’Ambrosio’s election as a director is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

10.1	Sensus Metering Systems 2007 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated October 21, 2009 (filed on October 27, 2009)).

10.2	Sensus Metering Systems Form of Nonqualified Stock Option Grant (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007).

99.1	Press release announcing the election of Louis D’Ambrosio as a director, dated January 20, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SENSUS (BERMUDA 2) LTD.

Dated: January 20, 2010	By:	/s/ PETER MAINZ
	Name:	Peter Mainz
	Title:	Chief Executive Officer & President

SENSUS USA INC.

Dated: January 20, 2010	By:	/s/ PETER MAINZ
	Name:	Peter Mainz
	Title:	Chief Executive Officer & President

Exhibit 99.1

Louis D’Ambrosio, Former President & CEO of Avaya, Joins the Sensus Board of Directors

Raleigh, NC (January 20, 2010) – Sensus announces that Louis (Lou) D’Ambrosio, former President and Chief Executive Officer of telecommunications giant Avaya (NYSE: AV), has accepted appointment to the Sensus Board of Directors.

“Lou is an experienced executive with a strong track record of leading global technology-based organizations,” says Peter Mainz, Chief Executive Officer and President of Sensus. “We are pleased to welcome him to the Sensus Board and I look forward to working with him.”

As CEO of Avaya, Mr. D’Ambrosio led the company in becoming a technology and market share leader in the communications industry and taking the company private. Before being appointed CEO, D’Ambrosio was president of Avaya’s Global Sales and Marketing, leading the company’s initiatives to translate technology innovation into customer solutions. D’Ambrosio also spent 16 years at IBM in senior executive roles in global services, software, and sales and marketing, including an assignment in the Asia-Pacific region. D’Ambrosio received his B.S. from Pennsylvania State University and MBA from Harvard Business School.

“The smart grid has significant societal importance, and technology advancements will continue to accelerate its adoption,” says D’Ambrosio. “I look forward to sharing my experience and contributing to the Sensus Board of Directors as the organization continues its journey as a leading smart grid technology provider.”

Sensus is a market leader in helping utilities deploy Smart Grid solutions, with over four million of its FlexNet™ SmartPoint™ systems installed by electric, gas, and water utilities across North America.

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About Sensus

Sensus is a time-tested technology and communications company providing data collection and metering solutions for water, gas and electric utilities around the world. Sensus is a transforming force for the utilities of tomorrow through its ability to help customers optimize resources, as well as to meet conservation and customer service objectives. Sensus customers rely on the Company for expert, reliable service in order to meet challenges and exceed goals. For more information, visit www.sensus.com.

FlexNet™ and SmartPoint™ are trademarks of Sensus.

Contact

James J. Hilty

Vice President, Business Development

(919) 845-4007

jim.hilty@sensus.com